UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PHARMACYTE BIOTECH, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001

 (Title of Class of Securities)

71715X104

 (CUSIP Number)

Nima Montazeri

9663 Santa Monica Blvd.

No. 1091

Beverly Hills, CA 90210

(424) 245-3590

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 27, 2019

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise subject to the  liabilities of that section of the Act but shall be subject  to all other provisions of the Act  (however,  see the Notes).

CUSIP No. 71715X104	Schedule 13-D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nima Montazeri (1)
2 (a) (b)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 95,262,015(2)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 95,262,015(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,262,015(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%(2)
14	TYPE OF REPORTING PERSON*

IN

(1) Nima Montazeri is the President of Silver Rock Associates, Inc., and the General Partner of Brown Stone Capital, LP.

(2) Includes 65,262,015 shares of common stock owned by Silver Rock Associates, Inc., and 30,000,000 shares of common stock owned by Brown Stone Capital, LP.

CUSIP No. 71715X104	Schedule 13-D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Silver Rock Associates, Inc.(1)
2 (a) (b)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 95,262,015(2)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 95,262,015(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,262,015(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%(2)
14	TYPE OF REPORTING PERSON*

CO

(1) Nima Montazeri is the President of Silver Rock Associates, Inc., and the General Partner of Brown Stone Capital, LP.

(2) Includes 65,262,015 shares of common stock owned by Silver Rock Associates, Inc., and 30,000,000 shares of common stock owned by Brown Stone Capital, LP.

CUSIP No. 71715X104	Schedule 13-D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brown Stone Capital, LP (1)
2 (a) (b)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* ☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 95,262,015(2)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 95,262,015(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,262,015(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%(2)
14	TYPE OF REPORTING PERSON*

PN

(1) Nima Montazeri is the President of Silver Rock Associates, Inc., and the General Partner of Brown Stone Capital, LP.

(2) Includes 65,262,015 shares of common stock owned by Silver Rock Associates, Inc., and 30,000,000 shares of common stock owned by Brown Stone Capital, LP.

CUSIP No. 71715X104	Schedule 13-D	Page 5 of 7 Pages

Item 1.   Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to common shares of PharmaCyte Biotech, Inc. (the "Issuer").  The address of the Issuer's principal executive office is 23046 Avenida de la Carlota, Suite 600, Laguna Hills, CA 92653.

Item 2.   Identity and Background.

     (a)    This statement is being filed on behalf of Silver Rock Associates, Inc., a California corporation, Brown Stone Capital, LP, a California limited partnership, and Nima Montazeri, the President of Silver Rock Associates, Inc., and the General Partner of Brown Stone Capital, LP (each of the foregoing, a "Reporting Person" and collectively, "Reporting Persons").

     (b) The address of the Reporting Persons is 9663 Santa Monica Blvd., No. 1091, Beverly Hills, CA 90210.

     (c) The principal business of the Reporting Persons is that of making investments.

     (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Silver Rock Associates, Inc., and Brown Stone Capital, LP are organized under the laws of the state of California.  Nima Montazeri is a citizen of Canada, and is a permanent resident of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

    The aggregate purchase price of the shares of common stock being reported for Silver Rock Associates, Inc., was approximately $387,358.  The aggregate purchase price of the shares of common stock being reported for Brown Stone Capital, LP was approximately $175,341.  All cash paid was paid out of working capital of Silver Rock Associates, Inc., and Brown Stone Capital, LP, respectively.

Item 4.  Purpose of Transaction.

     (a) The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.

     (b) – (j) None.

CUSIP No. 71715X104	Schedule 13-D	Page 6 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Silver Rock Associates, Inc., beneficially owns 65,262,015 common shares, which equates to approximately 4.0% of the outstanding common shares of the Issuer. Brown Stone Capital, LP beneficially owns 30,000,000 common shares, which equates to approximately 1.8% of the outstanding common shares of the Issuer.  Nima Montazeri is the President of Silver Rock Associates, Inc., and the General Partner of Brown Stone Capital, LP.

     (b) Each of the Reporting Persons may be deemed to share voting power and dispositive power with respect to the shares of common stock reported on this Schedule 13-D, due to the fact that Nima Montazeri has voting and dispositive power over the shares held by both Silver Rock Associates, Inc., and Brown Stone Capital, LP.

     (c) During the previous 60 days, Silver Rock Associates, Inc., has sold no shares of the Issuer's common stock. During the previous 60 days, Brown Stone Capital, LP, has sold 17,165,000 shares of the Issuer's common stock.

     (d) No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

     (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of PharmaCyte Biotech, Inc.

Item 7.  Material to be Filed as Exhibits.

None.

CUSIP No. 71715X104	Schedule 13-D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2020

Silver Rock Associates, Inc.

/s/ Nima Montazeri
Name: Nima Montazeri
Title: President

Brown Stone Capital, LP

/s/ Nima Montazeri
Name: Nima Montazeri
Title: General Partner
Nima Montazeri

/s/ Nima Montazeri
Name: Nima Montazeri

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).